Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to The Williams Companies, Inc. 2007 Incentive Plan of our report dated February 25, 2010, except as it relates to the matter discussed in the first paragraph of Basis of Presentation set forth in Note 1, as to which the date is May 26, 2010, with respect to the consolidated financial statements and schedule of The Williams Companies, Inc., included in its Current Report on Form 8-K dated May 26, 2010, and our report dated February 25, 2010 with respect to the effectiveness of internal control over financial reporting included in its Annual Report (Form 10-K) for the year ended December 31, 2009.
/s/ Ernst & Young LLP
Tulsa, Oklahoma
May 26, 2010